EXHIBIT 5.1

[LETTERHEAD OF CLIFFORD CHANCE US LLP]

March 1, 2005

iStar Financial Inc.
1114 Avenue of the Americas, 27th Floor
New York, New York 10036

Dear Sirs:

We have acted as counsel to iStar Financial Inc., a Maryland corporation (the “Company”), in connection with the offer and sale by the Company of $400 million aggregate principal amount of its Senior Floating Rate Notes due 2008 (the “Floating Rate Notes”) and $700 million aggregate principal amount of its 5.15% Senior Notes due 2012 (the “Fixed Rate Notes” together with the Floating Rate Notes, the “Securities”).  The Securities are being sold pursuant to the Company’s Registration Statements on Form S-3 (File No. 333-114113 and 109599) under the Securities Act of 1933, as amended (the “Registration Statement”).

Based on the foregoing, and such other examination of law and fact as we have deemed necessary, we are of the opinion that the Securities have been duly authorized by the Company, and when issued and sold in the manner contemplated by the prospectus supplement for the offering of the Securities dated February 23, 2005, the Securities will be legal, valid and binding obligations of the Company.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus which is a part of the Registration Statement.

Very truly yours,

/s/ CLIFFORD CHANCE US LLP